UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                      No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                      No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 8, 2006 (in Beijing, China), eLong, Inc. (the “Company”) issued a press release announcing the appointment of Tom SooHoo as Chief Executive Officer of the Company. The Company also announced that its former Chief Executive Officer Justin Tang will remain as Chairman of the Company’s Board of Directors. Mr. SooHoo’s appointment as CEO was effective January 23, 2006. The Company’s press release is furnished as Exhibit 99.1. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed for the year ended December 30, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Exhibits.

99.1     Press Release issued by the Company on February 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 8, 2006	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

Tom SooHoo appointed as CEO of eLong, Inc.

Beijing, China – February 8, 2006 – eLong, Inc. (NASDAQ:LONG), a leading online travel service provider in China, today announced the appointment of Tom SooHoo as CEO of eLong, Inc. Former CEO Justin Tang is resigning to pursue private equity investment opportunities. Mr. Tang will remain as Chairman of the eLong Board of Directors. Mr. SooHoo’s appointment as CEO was effective January 23, 2006.

“Tom SooHoo brings extensive retailing, consumer marketing and general management experience to the eLong team, experience developed while in senior leadership roles at McDonald’s China and Nike China. We’re really excited to have him coming on board,” said Barney Harford, member of the eLong Board of Directors and President of Expedia Asia Pacific, which owns 52% of eLong.

“As eLong’s founder, Justin Tang has had a dramatic impact on the travel industry in China. eLong has literally transformed the way Chinese travelers plan and purchase travel, empowering them in a way that was unimaginable ten years ago. We thank Justin for his contributions and look forward to continuing to work closely with him in his role as Chairman of the eLong Board of Directors,” continued Harford.

“I am thrilled to be joining eLong at this exciting stage in the company’s development,” said Tom SooHoo. “eLong’s current strength combined with our deep relationship with Expedia, the largest online travel company in the world, positions us extremely well to take advantage of the tremendous growth potential of the travel market in China. The opportunity ahead of us is immense.”

About Tom SooHoo

Prior to joining eLong, Tom SooHoo was Managing Director, South China Region for McDonald’s China, overseeing the management of over 325 restaurants and a team of 25,000 employees. Mr SooHoo joined McDonald’s China in November, 2002. Prior to McDonald’s China, Mr SooHoo served as General Manager, Nike Southeast Asia from June 2001 to July 2002, and Sales and Retail Development Director, Nike China from January 1998 to June 2001. Prior to Nike, Mr SooHoo served as Director of Marketing, Asia at Hyatt Hotels International, Hong Kong from January 1997 to November 1997. Prior to Hyatt, Mr SooHoo worked at Cabot Corporation, a global specialty chemicals and materials company, from 1990 to 1997. Mr SooHoo, who is 44 years of age, received a BA in sociology from University of California, Berkeley and an MBA from the J. L Kellogg Graduate School of Management at Northwestern University.

About eLong, Inc.

eLong, Inc. (NASDAQ:LONG) is a leading online travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at more than 3,000 hotels in major cities across China. The Company also offers air ticketing, vacation packages and corporate travel services. eLong operates the websites http://www.elong.com and http://www.elong.net.

About Expedia, Inc.

Expedia, Inc. (NASDAQ:EXPE) is the largest online travel agency in the world. With its portfolio of leading travel brands, Expedia, Inc. empowers travelers around the world with the tools and information they need to research, plan, book and experience travel. Expedia, Inc.’s businesses and brands include: Expedia.com®, Hotels.com™, Hotwire®, Expedia® Corporate Travel, TripAdvisor™, Classic Vacations® and eLong™. For more information, visit http://www.expediainc.com.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibly that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia’s investment in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s registration statement on Form F-1 filed with SEC in connection with eLong’s IPO, eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results and eLong’s Form 6-K filed with the SEC in connection with this press release. eLong undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any forward-looking statements.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

+86 10 5860 2288 ext. 6633